Exhibit 10.2(6)(d)

SUMMARY OF 2004 ANNUAL PERFORMANCE BONUS GRANT UNDER BELO 2000 EXECUTIVE COMPENSATION PLAN

On March 2, 2005, the Board of Directors of Belo Corp. ratified the recommendation of its Compensation Committee approving an 2004 annual performance bonus award for Dennis A. Williamson, Senior Corporate Vice President/Chief Financial Officer of Belo. Mr. Williamson’s annual performance bonus was granted under the shareholder-approved Belo 2000 Executive Compensation Plan, or the Plan. The award was determined based upon Belo’s financial performance during 2004 as measured by a percentage of consolidated net income.

The Compensation Committee has the discretion to reduce (but not to increase) a senior executive’s bonus under the Plan from the amount that otherwise would be payable under the target formula. In 2004, Belo’s favorable consolidated performance qualified other senior executives for a bonus under the target formula. However, based solely upon the circulation overstatement at The Dallas Morning News, the Compensation Committee considered and accepted the recommendation of Robert W. Decherd, the Company’s chairman, president and Chief Executive Officer, that he, and Jack Sander, Dunia Shive, Jim Moroney, and certain others not receive performance bonuses for 2004. In making its decision, the Compensation Committee acknowledged that none of these four senior executives had direct responsibility for the circulation overstatement. Mr. Williamson had no direct responsibility for the circulation overstatement and the Committee determined that he merited a bonus for his performance in his first year as the Company’s chief financial officer. In accordance with the Compensation Committee’s discretion, Mr. Williamson’s bonus, however, was reduced to $160,700.